EXHIBIT 99.1

For Immediate Release: NR 17-04

Exeter to be Acquired by Goldcorp

Vancouver, B.C., March 28, 2017: Exeter Resource Corporation (NYSE-MKT: XRA, TSX: XRC, Frankfurt: EXB – “Exeter” or the “Company”)is pleased to announce that it has entered into a definitive agreement (the "Agreement") with Goldcorp Inc. (NYSE: GG) (TSX: G) ("Goldcorp"), whereby Goldcorp will acquire all of the outstanding shares of Exeter under a plan of arrangement for consideration of 0.12 of a Goldcorp share for each Exeter share, which represents a value equivalent to C$2.58 per Exeter share, based on the closing price of Goldcorp shares on the TSX on March 27, 2017, and total consideration of C$247 million.
This represents a premium of 67% on the Exeter shares based on the closing prices of both companies common shares on the TSX on March 27, 2017 and a 60% premium based on Goldcorp’s and Exeter’s 20‐day TSX volume weighted average trading price ending on March 27, 2017.
Exeter's Board of Directors has unanimously approved the transaction and recommends that Exeter shareholders vote in favour of the arrangement. All of the directors and officers of Exeter, who own or control approximately 8.4% of Exeter's issued and outstanding shares, have entered into support agreements with Goldcorp pursuant to which they have agreed, among other things, to support the transaction and vote their Exeter shares in favour of the arrangement.
Scotiabank and Paradigm Capital Inc., have provided opinions to the Exeter Board of Directors and the special committee of independent directors of Exeter, respectively, that as of the date of such opinions and subject to the assumptions, limitations, and qualifications stated in such opinions, the consideration to be received by the Exeter shareholders under the transaction is fair, from a financial point of view, to the Exeter shareholders (other than Goldcorp and its affiliates).
Benefits to Exeter Shareholders
•	Secures immediate value appreciation for Exeter shareholders, eliminating the burden of future dilution as would be necessary to move the Caspiche project forward.
•	Based on March 27, 2017 closing prices, the 0.12 of a Goldcorp share offered for each Exeter share represents
o	Total consideration of approximately C$247 million, or C$2.58 per share.
o	Premium of 67% to Exeter's closing share price on March 27, 2017.
o	Premium of 60% to the volume weighted average trading price of Exeter shares on the TSX for the 20-day period ending on March 27, 2017.
•	Goldcorp is the world's fourth largest gold producer, with high-quality, low-cost production and an investment grade balance sheet.
•	Conversion of Exeter shares to Goldcorp shares provides exposure to Goldcorp's portfolio of diversified, world-class assets in low political risk jurisdictions.
•
Goldcorp with its joint venture partner in the Maricunga Gold Belt, Barrick Gold Corporation (TSX: ABX; NYSE: ABX) have the technical and financial capability to advance the Caspiche project to production at a scale commensurate with the size of the available resources.

Co-Chairman of Exeter, Yale Simpson stated, “Since the discovery of Caspiche in 2007, our team successfully delineated and technically advanced one of the largest gold – copper deposits in the Americas. While advancing the near surface 1.7 million ounce gold oxide open pit is a sensible starter option for Exeter, the enormous scope of the Caspiche gold-copper sulphide project requires both the capital and technical expertise of a major mining company to unlock its true value. Goldcorp, a leading gold producer with a strong track record of responsible mining is both capable and motivated to develop a mine at Caspiche. Exeter shareholders receive an immediate, attractive premium in this transaction. Through the Goldcorp shares received they retain their exposure to the Caspiche project, but without the adherent financial risk that would challenge Exeter.”
Closing of the transaction is subject to various conditions, which are standard for a transaction of this nature, including receipt of Exeter shareholder, court and regulatory approval. Full details of the transaction will be set out in Exeter's information circular that it will prepare in respect of the meeting of shareholders to approve the transaction, to be held on or before May 31, 2017. Exeter intends to mail the information circular by mid-April, 2017. The transaction is expected to close no later than June 30, 2017.
Pursuant to the arrangement, Exeter is subject to customary non-solicitation covenants. In the event a superior proposal is made to Exeter, Goldcorp has the right to match such proposal. Under certain circumstances where the transaction is not completed, Exeter has agreed to pay a termination fee of C$8.65 million to Goldcorp.
Exeter has engaged Scotiabank as its financial advisor and Gowling WLG (Canada) LLP in Canada, Dorsey & Whitney LLP in the United States, and Bofill Mir & Álvarez Jana in Chile as its legal advisors in connection with the transaction.
Copies of the Agreement, support agreements, management information circular, when available, and certain related documents will be filed with securities regulators and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
None of the securities to be issued pursuant to the Arrangement Agreement have been, or will be registered under the United State Securities Act of 1933, as amended (the “U.S. Securities Act”), or any applicable securities law of any state of the United States and may not be offered or sold in the United States or to, or for the account or benefit of a U.S. person, absent such registration or an exemption therefrom.  It is anticipated that any securities to be issued under the Arrangement will be offered and issued in reliance upon the exemption from such registration requirements provided by Section 3(a)(10) of the U.S. Securities Act and pursuant to applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.
About Exeter Resource Corporation:
Exeter is a Canadian mineral exploration company focused on the exploration and development of the Caspiche project in Chile. Caspiche is well located in Chile’s Maricunga district, which has good infrastructure and is in close proximity to other large scale mining operations and projects in development.
About Goldcorp:
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.
For further information about Goldcorp, please visit their website at www.goldcorp.com

On behalf of Exeter Resource Corp,
Mr. Wendell M. Zerb, P. Geol
President & Chief Executive Officer

For further information, please contact: Wendell Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to management's assessment of the benefits to shareholders of the proposed transaction with Goldcorp, anticipated mailing and meeting days, timing for completion of the transaction, the Company’s belief as to the potential significance of water discovered and the potential to utilize the desalinated water secured under option, the timing and completion of a new preliminary economic assessment or other studies for the advancement of Caspiche, including a production decision on the oxide project, the potential to establish new opportunities for the advancement of Caspiche, results from the 2014 PEA including estimated annual production rates, capital and production costs or expected changes to such costs, water and power requirements and metallurgical recoveries, expected taxation rates, potential for securing water rights and adequate water and potential approval of water extraction, potential for reduced power costs, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the receipt of all shareholder and regulatory approvals, no undue delays with respect to the transaction, effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with failure to complete the transaction, project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; risks associated with metallurgical recoveries, risks associated with operating in areas subject to drought conditions and scarcity of available water sources, power availability and changes in legislation affecting the use of those resources; fluctuations in metal prices; title matters; uncertainty and risks associated with the legal challenge to the easement secured from the Chilean government; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described herein and in the Company’s Annual Information Form for the financial year ended December 31, 2016 dated March 24, 2017 filed with the Canadian Securities Administrators and available at www.sedar.com and filed with the SEC as part of the Company’s annual report on Form 40-F available at www.sec.gov.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - Exeter is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" are defined in and are required to be disclosed pursuant to Canadian regulations; however, these terms are not defined terms under the United States Securities and Exchange Commission’s Industry Guide 7 and normally are not permitted to be used in reports and other documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC Industry Guide 7 compliant mineral reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Disclosure of "contained ounces" in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute "mineral reserves" by SEC Industry Guide 7 standards as in place tonnage and grade, without reference to unit measures. Accordingly, information contained in this press release or referenced herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder, including SEC Industry Guide 7.

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